Exhibit 99.1

XP INC. PROVIDES DATA ON IFA ACTIVITY IN BRAZIL

São Paulo, Brazil, July 22, 2020: In line with our commitment of transparency towards our stakeholders, XP Inc. (Nasdaq: XP) provides in this release additional information about the Independent Financial Advisor (“IFA”) activity in Brazil in order to clarify a few concepts and improve the overall market understanding on the subject. IFAs provide investment advisory services and we believe has significant room for growth, with hundreds of thousands branch managers all over Brasil increasingly seeking to become entrepreneurs.

XP was founded in 2001 as an IFA and is proud to have participated in the development of the financial market in Brazil. Today, we have in our ecosystem close to 500 IFA offices with branches spread throughout the country. Over the past 24 months, XP’s platform onboarded 139 new IFA offices, representing an average monthly addition of 6, and 5,408 new IFAs, or 225 added per month on average. During a similar period, our total AUC grew 160% from R$158 billion in June 2018 to R$412 billion in May 2020.

Regarding the background of our IFA network, 87% of the IFAs added over the last 24 months are new to the profession. However, approximately 30% of total came from large banks where they worked as branch managers or high-income wealth managers (bankers).

Due to our DNA and our focus on providing the best platform for these professionals and for our clients, we strive to constantly develop the IFA activity and we believe we are the only player in the market to invest in media to promote the profession. Moreover, we have a team of more than 100 professionals fully dedicated to assisting the IFA network and provide tailor-made tools in order to improve their productivity and performance.

XP supports IFAs throughout their entire journey, from the onboarding and certification process all the way to the creation, development and growth of the office based on best practices and our expertise in this channel. We also have dedicated technology teams to provide the best solutions, such as a proprietary and exclusive application for advisors, CRM intelligence, back-office infrastructure and more.

We believe that our 71 client NPS as of May-2020, high ratings on App Stores and the Data Folha award of best investment advisory company in Brazil in 2020 are important signs that we are in the right direction. We are also convinced that’s the main reason behind our success on attracting and retaining clients and IFAs in our ecosystem.

During the last 2 years, a total of 18 IFA offices, or 3.6% of our current IFA network with a consolidated AUC of approximately R$9.9 billion at the time of the notice of termination, left our platform. Three months after leaving XP, only 11% of the funds were transferred directly from our platform to another. See Exhibit 1 below.

In our view, the clients' decision to keep their funds invested with us is something we are very proud of, reflecting our focus on providing the best experience and the trust built over our 19 years of history, always doing the right thing and playing by the rules. Nevertheless, we recognize that we have a lot to improve, and we are working hard at it, always focusing on the customer.

Finally, we would like to reinforce our commitment to all IFAs who are leading a huge transformation in the Brazilian financial market. With around 5,000 new entrants to the profession over the last 5 years, IFAs are, alongside XP, democratizing investments for millions of Brazilians.

Exhibit 1: Direct Custody Migration from Departing Office to New Broker Dealer

(Direct Outflows Until X Months after Exit) / (AUC at Exit Date)

		Direct Outflows to New Broker
IFA Office		3 Months After Exit	6 Months After Exit	12 Months After Exit
1		15%	15%	15%
2		6%	7%	6%
3		2%	4%	7%
4		1%	1%	2%
5		2%	3%	6%
6		3%	4%	5%
7		16%	17%	17%
8		14%	17%	17%
9		2%	2%	-
10		22%	23%	-
11		11%	12%	-
12¹		46%	47%	-
13		15%	16%	-
14		9%	-	-
15		-	-	-
16		-	-	-
17		-	-	-
18		-	-	-
Total AUC (R$ mn)	9,926	11%	13%	7%

¹Single client represented ~33% of office’s total AUC

Source: XP Data Tools

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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